INTRAWARE ANNOUNCES SECOND QUARTER FISCAL YEAR 2007 FINANCIAL RESULTS

ORINDA, Calif. - [October 5, 2006] – Intraware, Inc. (Nasdaq:ITRA), the leading provider of electronic software and license delivery services, today reported financial results for its second quarter of fiscal 2007 ended August 31, 2006. Since the beginning of the second quarter of fiscal 2007, the company has:

- Achieved positive cash flow of approximately $200,000 net during our second quarter of fiscal 2007;
- Signed one new SubscribeNet® customer, signed 12 SubscribeNet contract renewals or extensions, provided additional technology services with annual payment terms to five existing customers, and signed 13 professional services statements of work with a total value of $2.8 million;
- Increased the average annual contract value of its SubscribeNet customers for the fourth consecutive quarter and the highest level in over three years to $201,000;
- Entered into agreements with Akamai Technologies, Inc. to resell and provide Akamai solutions to Intraware customers as a value-added service provider;
- Hosted well-attended roadshows in Boston and Silicon Valley where some of our largest customers, including Adobe, presented case studies endorsing the value of SubscribeNet;
- Continued to invest in research and development to further improve the SubscribeNet service.

Total revenues for the second quarter of fiscal 2007 were $2.6 million, compared to $2.6 million in the first quarter of fiscal 2007, all of which relate to the SubscribeNet® service. Gross profit margins in the second quarter of fiscal 2007 were 58%, compared to 59% in the immediately preceding quarter.

Net loss for the second quarter of fiscal 2007 was $(664,000), or $(0.11) cents per share, compared to a net loss of $(674,000), or $(0.11) cents per share, in the first quarter of 2007. Both quarters included non-cash, stock-based compensation expense recognized in accordance with SFAS 123R totaling $275,000 in the second quarter of fiscal 2007 and $287,000 in the first quarter of fiscal 2007. Results from the first quarter of fiscal 2007 also included a $152,000 gain associated with the settlement of a previously disclosed shareholder derivative action.

The following table presents the stock compensation expense recognized in accordance with SFAS 123R during the 3 months ended August 31, 2006 (in rounded numbers):

Cost of revenues	$35,000
Sales and marketing	$52,000
Research and development	$27,000
General and administrative	$161,000
Total stock-based compensation	$275,000

Operating Highlights
Intraware's SubscribeNet customer base currently consists of 49 customers. The total annual contract value of the SubscribeNet customer base is $9.8 million, which is a net increase of approximately $300,000 since the company's first quarter earnings release on July 13, 2006. Offsetting growth in total annual contract value were contract value decreases related to the

termination of two existing SubscribeNet customers since July 13, 2006. The company has also added one new customer since the last earnings call.

Intraware defines total annual contract value as, on any given date, the aggregate annual service fees paid or expected to be paid by Intraware's customers for services the company has contracted to provide during the then-current annual periods of the customers' respective contracts with the company. To be included in total annual contract value, service fees must be either contractually required to be paid, or expected to be paid, based on a minimum 12-month history of prior charges and payments that were not required by contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

During the second quarter of fiscal 2007, Intraware continued its research and development investments in the ongoing improvement of the SubscribeNet service. The company also continued to meet its date and content commitments for its bi-monthly enhancement releases. These releases benefit Intraware's direct customers--software publishers--by providing tools such as web services enhancements that enable more efficient integration of the SubscribeNet service with the customers' back end systems. The company also achieved certification of the SubscribeNet user interface for Section 508 of the Disabilities Act and the Web Content Accessibility Guidelines, and the service is now accessibility-compliant for visually impaired end users.

Peter Jackson, Chairman, Chief Executive Officer and President, said, "Although we have not yet delivered on our profitability goal, we are pleased that we were cash flow positive during the second quarter. We continue to see demand for electronic software and licensing delivery services and are experiencing strong interest in SubscribeNet. We also are seeing solid interest in our partnerships with Akamai and Digital River."

Business Outlook
Intraware expects third quarter of fiscal year 2007 revenues to be between $2.6 million and $2.8 million. Excluding non-cash, stock-based compensation charges related to SFAS 123R, the net loss in the third quarter of fiscal 2007 is expected to range between $(0.3) million and $(0.5) million, or a net loss per share of between $(0.05) and $(0.08) cents. The company expects non-cash, stock-based compensation charges to be approximately $300,000 in the third quarter of fiscal 2007, or $(0.05) cents per share. The actual non-cash charge to earnings may vary from preliminary estimates due to the number of variables that impact the underlying calculation.

Conference Call and Web Cast Information
Management will host the quarterly conference call to discuss the financial and operating results from the second quarter of fiscal 2007 beginning at 5:00 pm Eastern Time today. A live broadcast of the conference call may be heard by dialing 800-479-9001 (international participants dial 719-457-2618) and entering confirmation code 4515643, or via web cast at http://www.shareholder.com/intraware/MediaRegister.cfm?MediaID=22074. For those unable to participate in the live call, a replay will be available for three months starting at 8:00 pm Eastern Time on October 5, 2006, and can be accessed by dialing 888-204-1112 (international participants dial 719-457-0820 and entering confirmation code 4515643.

Like most companies, Intraware will be taking live questions from professional investors but the complete call is open to all interested parties on a listen-only basis. Furthermore, Intraware will answer questions that individual investors submit before and during the call. Individual investors should send their questions via email to ir@intraware.com.

About Intraware, Inc.

Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet service (patents pending) is a Web-based delivery and support platform that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their customers. 99.6 percent of Fortune 500 companies and 90 percent of Global Fortune 1000 companies have downloaded software or license keys on the SubscribeNet platform. More than one million end users from those and other companies have used the service. SubscribeNet powers business-to-business technology providers including Progress Software Inc., EMC Corporation, Sybase Inc., RSA Security Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888.446.8729 or http://www.intraware.com.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These include forward-looking statements regarding the Company's anticipated financial results for the second quarter of fiscal 2007 and future quarters. Other forward-looking statements include those regarding the Company's expectations about achieving future profitability, customer growth and retention, the anticipated benefits of its relationship with Digital River and Akamai Technologies, the Company's contract-value calculations (which are based upon certain assumptions regarding future revenue recognition), the value and effectiveness of recent and planned enhancements to the Company's SubscribeNet offering, the recognition of stock-based expenses under SFAS 123R, which are based upon estimates and assumptions regarding future events, and other statements that are not historical facts. Factors that could cause actual results to differ materially from those anticipated in this news release include: Lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales arising from partnership activities will fall short of expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternative systems; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by the company to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. Intraware disclaims any obligation to update these forward-looking statements except as required by law. Further information on potential risks that could affect Intraware's financial results is included in Intraware's Form 10-Q for the fiscal quarter ended May 31, 2006, which was filed with the SEC on July 14, 2006. Copies of this and other Intraware filings with the SEC are available from Intraware without charge or online at http://www.intraware.com.

© 2006 Intraware, Inc. Intraware and SubscribeNet are registered trademarks of Intraware, Inc. Any other company or product names mentioned herein may be trademarks of their respective owners.

INTRAWARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the three months ended		For the six months ended	
	August 31, 2006	August 31, 2005	August 31, 2006	August 31, 2005
Revenues:				
Online services and technology	$ 2,582	$ 2,465	$ 5,196	$ 4,808
Alliance and reimbursement	-	602	-	1,105
Total revenues	2,582	3,067	5,196	5,913
Cost of revenues:				
Online services and technology	1,084	1,055	2,148	2,177
Alliance and reimbursement	-	417	-	818
Total cost of revenues	1,084	1,472	2,148	2,995
Gross profit	1,498	1,595	3,048	2,918
Operating expenses:				
Sales and marketing	669	595	1,474	1,277
Product development	502	335	981	585
General and administrative	1,125	902	2,344	1,846
Total operating expenses	2,296	1,832	4,799	3,708
Loss from operations	(798)	(237)	(1,751)	(790)
Interest expense	(10)	(16)	(21)	(35)
Interest and other income and expenses, net	144	61	433	114
Net loss	$ (664)	$ (192)	$ (1,339)	$ (711)
Basic and diluted net loss per share	$ (0.11)	$ (0.03)	$ (0.22)	$ (0.12)
Weighted average shares - basic and diluted	6,129	6,058	6,124	6,055

INTRAWARE, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	August 31, 2006	February 28, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,542	$ 12,650
Accounts receivable, net	1,076	1,682
Costs of deferred revenue	447	393
Other current assets	386	329
Total current assets	14,451	15,054
Costs of deferred revenue, less current portion	465	244
Property and equipment, net	604	620
Other assets	184	146
Total assets	$ 15,704	$ 16,064
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK &		
STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 350	$ 372
Accounts payable	581	478
Accrued expenses	947	804
Deferred revenue	2,256	2,192
Total current liabilities	4,134	3,846
Deferred revenue, less current portion	236	136
Notes payable, less current portion	78	158
Total liabilities	4,448	4,140
Commitments and Contingencies		
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:		
Series A; 28 shares issued and outstanding at August 31, 2006 and		
February 28, 2006, (aggregate liquidation preference of $500		
at August 31, 2006 and February 28, 2006).	449	449
Series B; 1 shares issued and outstanding at August 31, 2006 and February 28, 2006,		
(aggregate liquidation preference of $6,000 and $6,300 at	5,701	5,701
August 31, 2006 and February 28, 2006, respectively).		
Total redeemable convertible preferred stock	6,150	6,150
Stockholders' equity:		
Common stock; $0.0001 par value; 250,000 shares authorized; 6,131 and 6,113 shares		
issued and outstanding at August 31, 2006 and February 28, 2006, respectively.	1	1
Additional paid-in-capital	164,427	163,756
Accumulated deficit	(159,322)	(157,983)
Total stockholders' equity	5,106	5,774
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 15,704	$ 16,064

INTRAWARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the six months ended			
	August 31, 2006		August 31, 2005	
Cash flows from operating activities:				
Net loss	$	(1,339)	$	(711)
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Depreciation and amortization		215		299
Provision for (recovery of) doubtful accounts		30		(5)
Stock-based compensation		562		-
Amortization of discount on note payable		-		3
Changes in assets and liabilities:				
Accounts receivable		576		840
Costs of deferred revenue		(222)		(12)
Other assets		(95)		(22)
Accounts payable		76		108
Accrued liabilities		142		(73)
Deferred revenue		165		(322)
Net cash provided by operating activities		110		105
Cash flows from investing activities:				
Purchases of property and equipment		(172)		(190)
Net cash used in investing activities		(172)		(190)
Cash flows from financing activities:				
Proceeds from notes payable		137		176
Principal payments on notes payable		(240)		(587)
Proceeds from common stock		57		64
Net cash used in financing activities		(46)		(347)
Net decrease in cash and cash equivalents		(108)		(432)
Cash and cash equivalents at beginning of the period		12,650		9,463
Cash and cash equivalents at end of the period	$	12,542	$	9,031
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	21	$	32
Supplemental non-cash activity:				
Purchases of property and equipment included in accounts payable	$	53	$	3

For More Information Contact:
Pierre Hirsch
Kalt Rosen & Co.
925-253-4545
ir@intraware.com